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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004


                                    FORM 11-K


  (Mark One)
/ / Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
    1934

                                       OR

/X/ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

    For the transition period October 1, 1995 to December 31, 1995

    Commission file number  1-9553


                        PARAMOUNT (PDI) DISTRIBUTION INC.
                             EMPLOYEES' SAVINGS PLAN
          ------------------------------------------------------------
                            (Full title of the plan)


                                   VIACOM INC.
          ------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)


                                  1515 Broadway
                            New York, New York 10036
          ------------------------------------------------------------
                    (Address of principal executive offices)



================================================================================

                      THE PARAMOUNT (PDI) DISTRIBUTION INC.
                             EMPLOYEES' SAVINGS PLAN

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1995


                                      INDEX

                                                                           Page
                                                                           ----

Financial statements:
    Statement of Net Assets Available for Benefits, with Fund
       Information - December 31, 1995....................................   1

    Statement of Net Assets Available for Benefits, with Fund
       Information - September 30, 1995...................................   2

    Statement of Changes in Net Assets Available for Benefits, with
       Fund Information - three months ended December 31, 1995............   3

    Statement of Changes in Net Assets Available for Benefits, with
       Fund Information - the year ended September 30, 1995...............   4

     Notes to financial statements........................................  5-9



                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                              PARAMOUNT (PDI) DISTRIBUTION INC.
                                                   EMPLOYEES' SAVINGS PLAN



Date: June 28, 1996                      By:        Marguerite Heilman
                                             ----------------------------------
                                                     Marguerite Heilman
                                             Member of the Retirement Committee

                        PARAMOUNT (PDI) DISTRIBUTION INC.
                             EMPLOYEES' SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                DECEMBER 31, 1995



                                                     Employer Fund                 Employee Funds
                                                     -------------      ------------------------------------
                                                                                       Income
                                                      Viacom Inc.       Equity       Investment     Balanced      Combined
                                                      Stock Fund         Fund           Fund          Fund          Funds
                                                      ----------         ----           ----          ----          -----
Assets:
Investments:
     Viacom Inc. Class B Common Stock..........       $  104,817                                                  $  104,817
     Other.....................................                        $  80,394     $ 155,568      $  25,757        261,719

Contributions receivable:
     Employer..................................           14,652           4,144         9,565          1,262         29,623
     Employee..................................               --             375           390            190            955
                                                      ----------       ---------     ---------      ---------     ----------

Net assets available for benefits..............       $  119,469       $  84,913     $ 165,523      $  27,209     $  397,114
                                                      ==========       =========     =========      =========     ==========



              See accompanying notes to the financial statements.

                        PARAMOUNT (PDI) DISTRIBUTION INC.
                             EMPLOYEES' SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                               SEPTEMBER 30, 1995



                                                      Employer Fund                    Employee Funds
                                                      -------------        --------------------------------------
                                                                                           Income
                                                       Viacom Inc.         Equity        Investment      Balanced      Combined
                                                       Stock Fund           Fund            Fund           Fund          Funds
                                                       ----------           ----            ----           ----          -----
Assets:
Investments:
     Viacom Inc. Class B Common Stock..........        $  88,555                                                       $   88,555
     Other.....................................                          $  62,520       $ 122,791      $  20,151         205,462

Contributions receivable:
     Employer..................................            7,764             4,201          10,206          1,288          23,459
     Employee..................................               --               352             356            190             898
                                                       ---------         ---------       ---------      ---------      ----------

Net assets available for benefits..............        $  96,319         $  67,073       $ 133,353      $  21,629        $318,374
                                                       =========         =========       =========      =========      ==========



              See accompanying notes to the financial statements.

                        PARAMOUNT (PDI) DISTRIBUTION INC.
                             EMPLOYEES' SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                      THREE MONTHS ENDED DECEMBER 31, 1995



                                                        Employer Fund                  Employee Funds
                                                        -------------         ------------------------------------
                                                                                            Income
                                                          Viacom Inc.         Equity      Investment      Balanced        Combined
                                                          Stock Fund           Fund          Fund           Fund            Funds
                                                          ----------           ----          ----           ----            -----
   Additions to net assets attributable to:

       Contributions:
          Employer...................................     $   29,861       $    12,553    $   29,005     $    3,857      $    75,276
          Employee...................................             --             1,074         1,094            570            2,738

       Investment income (loss)......................         (6,711)            4,213         2,071          1,153              726
                                                          ----------       -----------    ----------     ----------      -----------

          Net additions..............................         23,150            17,840        32,170          5,580           78,740

   Net assets available for benefits,
       beginning of year.............................         96,319            67,073       133,353         21,629          318,374
                                                          ----------       -----------    ----------     ----------      -----------

   Net assets available for benefits, end of year....     $  119,469       $    84,913    $  165,523     $   27,209      $   397,114
                                                          ==========       ===========    ==========     ==========      ===========



              See accompanying notes to the financial statements.

                        PARAMOUNT (PDI) DISTRIBUTION INC.
                             EMPLOYEES' SAVINGS PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                          YEAR ENDED SEPTEMBER 30, 1995



                                                     Employer Fund                 Employee Funds
                                                     -------------      ----------------------------------------
                                                                                        Income
                                                       Viacom Inc.      Equity        Investment        Balanced          Combined
                                                       Stock Fund        Fund            Fund             Fund              Funds
                                                       ----------        ----            ----             ----              -----
Additions to net assets attributable to:

    Contributions:
       Employer...................................     $   89,854     $   55,361       $  127,656      $   17,467        $   290,338
       Employee...................................             --          4,291            5,018           2,303             11,612

    Investment income.............................          6,465          7,648              999           1,859             16,971
                                                       ----------     ----------       ----------      ----------        -----------

       Total additions............................         96,319         67,300          133,673          21,629            318,921

         Deductions to net assets attributable to:

    Withdrawals and terminations..................             --            227              320              --                547
                                                       ----------     ----------       ----------      ----------        -----------

       Total deductions...........................             --            227              320              --                547

       Net additions..............................         96,319         67,073          133,353          21,629            318,374

Net assets available for benefits,
    beginning of year.............................             --             --               --              --                 --
                                                       ----------     ----------       ----------      ----------        -----------

Net assets available for benefits, end of year....     $   96,319     $   67,073       $  133,353      $   21,629        $   318,374
                                                       ==========     ==========       ==========      ==========        ===========




              See accompanying notes to the financial statements.

                        PARAMOUNT (PDI) DISTRIBUTION INC.
                             EMPLOYEES' SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

Note A - Plan Description

The following is a brief description of the Paramount (PDI) Distribution Inc. Employees' Savings Plan (the "Plan") and is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan.

The Plan is a defined contribution plan. The Plan was established on October 1, 1994 and was offered on a voluntary basis to substantially all employees of Paramount (PDI) Distribution Inc. and its subsidiaries ("PDI"). PDI is a subsidiary of National Amusements, Inc. ("NAI"). NAI owned approximately 25% of Viacom Inc. Class A and B Common Stock on a combined basis as of December 31, 1995.

Prior to January 1, 1994, Participants in the Plan were previously employed by a subsidiary of Viacom Inc. (the "Affiliated Company") and, therefore, were eligible to participate in the Affiliated Company's defined contribution plan (the "Affiliated Plan"). The provisions of the Plan mirror those of the Affiliated Plan. Participants' previously existing account balances continue to be held in the Affiliated Plan and remain subject to the Affiliated Plan provisions. (See Note G)

Eligible employees may become Participants in the Plan following the earlier of the attainment of age 25 or the completion of one year of employment service for PDI or the Affiliated Company (collectively, the "Company"), generally measured from the date of hire. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is administered by a committee appointed by the Board of Directors of PDI. Although PDI anticipates that the Plan will continue indefinitely, it reserves the right by action of its Board of Directors to amend or terminate the Plan provided that such action does not retroactively reduce earned Participant benefits.

Vesting: Participants in the Plan are immediately vested in their own
- --------
contributions. Participants who commenced employment with the Affiliated Company prior to January 1, 1992 vest in the Employer contribution at a rate of 20% for each full year of service. Participants who commenced employment after December 31, 1991 vest in the Employer matching contributions after the completion of two full years of service with the Company, at a rate of 33 1/3% for each of the next three full years of service. Amounts which have been forfeited in accordance with provisions of the Plan may be used to defray administrative expenses or reduce future Employer matching contributions. (See Note G)

Loans to Participants: The Plan permits a Participant to borrow funds from the
- ----------------------
Plan using a portion of the Participant's vested account balance as collateral. All loans require approval by the Retirement Committee. Periodic payroll deductions are required to repay the loans on a level amortization basis. Loans involving the purchase of a primary residence may be for any length of time up to 25 years. Loans for any other reason must be repaid within five years. The interest rate on the loans will be determined by the Retirement Committee. In the event of the Participant's termination of employment with the Employer, the Participant may either repay the loan in full or have the loan balance deducted from the Participant account. Since the inception of the Plan, there have been no loans granted.

Distributions and Withdrawals: Earnings on both employee and employer
- ------------------------------
contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan may receive their account balances, in a lump sum or in installments over a period of up to 15 years, in the event of retirement, termination of employment, disability, or death. Participants must receive a required minimum distribution by the April 1 after the attainment of age 70 1/2 even if they

                        PARAMOUNT (PDI) DISTRIBUTION INC.
                             EMPLOYEES' SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (continued)

are still employed. Participants may obtain a hardship withdrawal of before-tax contributions provided that the requirements for hardship are met.

At December 31, 1995 and September 30, 1995, all amounts allocated to withdrawing participants have been paid.

Plan Expenses: PDI pays for expenses incurred in connection with the
- --------------
administration of the Plan, while the Plan pays for expenses incurred in connection with the investment of Plan assets. Such investment fees are charged directly to or included in the investment income of the respective funds.

Note B - Contributions and Investment Programs (See Note G)

Investments of the Plan have been commingled with the investments of the Affiliated Plan and invested with the Fund managers described below. However, the activity of each plan is recorded separately, so that contributions, earnings, and withdrawals and terminations for the Plan can be identified and separately reported to Participants and on the face of the financial statements. The Plan's net investment assets represent less than 1% of the commingled net investment assets, as reported by the trustee, Chemical Bank. Investment income includes earnings on investments and any realized/unrealized gains and losses on investments. Interest and dividend receivables are included in investments.

The investment programs of the Plan during the periods presented are as follows:

Participant Contributions: A Participant may contribute to the Plan from 1% to
- --------------------------
12% of the Participant's base pay including certain commissions, subject to adjustments to comply with the Internal Revenue Code. A Participant's contributions can be made with pre-tax or after-tax dollars. A Participant may change or suspend the amount of the Participant's contribution at any time effective as of the first day of any month; however, any suspension must be for a minimum of three months. Upon enrollment or re-enrollment, each Participant shall direct that the Participant's contributions be invested in one or more of the following investment options in increments of 10%.

Viacom Inc. Stock Fund
Contributions to this fund are invested in Viacom Inc. Class B Common Stock. Investments in the Viacom Inc. Stock Fund qualify as party-in-interest transactions. Since the inception of the Plan, there have been no Participant contributions to this fund.

Equity Fund
This fund is primarily invested in a portfolio of common stocks constructed and maintained with the objective of providing investment results which approximate the performance of the Standard and Poor's 500 Stock Index (the "S&P 500"). The fund may purchase or sell individual securities or futures contracts on the S&P 500 or on a similarly broad index. Bankers Trust Company is the investment manager of this fund.

                        PARAMOUNT (PDI) DISTRIBUTION INC.
                             EMPLOYEES' SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (continued)

Income Investment Fund
This fund is invested in fixed income securities issued by insurance companies, financial institutions and the U.S. Government and its agencies. State Street Bank and Trust Company is the investment manager of this fund.

Balanced Fund
This fund, of which J.P. Morgan is the investment manager, invests in a balanced combination of a J.P. Morgan managed bond fund and an equity index fund.

Such direction may be revised by the Participant quarterly.

Employer Contribution: The Employer shall provide a matching contribution of 50%
- ----------------------
of the first 6% of each Participant's contribution. Employer matching contributions are invested in the Viacom Inc. Stock Fund.

As reflected in the financial statements, employer contributions consist of Participants' before-tax contributions and the employer's matching contributions, and employee contributions consist of Participants' after-tax contributions.

     The number of Participants in each fund as of December 31, 1995 was as follows:

Employer Fund:
  Viacom Inc. Stock Fund........................               58

Employee Funds:
  Viacom Inc. Stock Fund........................                0
  Equity Fund...................................               25
  Income Investment Fund........................               50
  Balanced Fund.................................                9

The total number of Participants in the Plan was less than the sum of the number of Participants shown above because many of the Participants invest in more than one fund.

Note C - Summary of Significant Accounting Policies

Accounting Method: The accrual method of accounting is used for record keeping
- ------------------
and financial statement presentation.

Investments: Investments are stated at aggregate current value. Investments in
- ------------
securities which are traded on national securities exchanges are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and ask prices. The Investment Pricing Department of the Trustee establishes current values for other investments which do not have an established market. In cases where call options have been sold against investments, the current value of

                        PARAMOUNT (PDI) DISTRIBUTION INC.
                             EMPLOYEES' SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (continued)

such investments has been reduced by the current value of the option. The guaranteed investment contracts are fully benefit-responsive and are therefore presented in the financial statements at contract value. The Company does not expect any employer initiated events that may cause premature liquidation to a contract at market value.

Security Transactions: Purchases and sales of securities are recorded on the
- ----------------------
trade date. The historical average cost basis is used to determine gains or losses on security dispositions.

Payment of Benefits:  Benefits are recorded when paid.
- --------------------

Note D - Income Tax Status

The Plan is designed to be exempt from federal income tax and the Participants will not be subject to federal income tax with respect to contributions made by the Employer to the Participant's account and any earnings thereon or earnings on all Participant contributions while such amounts are held in trust. The Company intends to file the Plan with the I.R.S. for a determination letter in the upcoming months.

Note E - Investment in Securities

The Plan assigns units to Participants within each of the respective funds. Total units, net asset value per unit and total net assets in each fund at December 31, 1995 and September 30, 1995 were as follows:


                                           Total       Net Asset      Total Net
                       Fund                Units    Value Per Unit   Asset Value
                       ----                -----    --------------   -----------

  December 31, 1995:
  ------------------
    Employer Fund:
       Viacom Inc. Stock Fund...........  103,600    $1.15           $  119,469
    Employee Funds:
       Viacom Inc. Stock Fund...........       --                            --
       Equity Fund......................   64,649     1.31               84,913
       Income Investment Fund...........  155,612     1.06              165,523
       Balanced Fund....................   21,776     1.25               27,209
                                                                     -----------
    Net assets available for benefits...                             $   397,114
                                                                     ===========

  September 30, 1995:
  -------------------
    Employer Fund:
       Viacom Inc. Stock Fund...........   78,076    $1.23           $    96,319
    Employee Funds:
       Viacom Inc. Stock Fund...........       --                            --
       Equity Fund......................   54,169     1.24                67,073
       Income Investment Fund...........  127,229     1.05               133,353
       Balanced Fund....................   18,200     1.19                21,629
                                                                     -----------
    Net assets available for benefits...                             $   318,374
                                                                     ===========

                        PARAMOUNT (PDI) DISTRIBUTION INC.
                             EMPLOYEES' SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (continued)

Note F - Termination Priorities

In the event that the Plan is terminated, subject to conditions set forth in ERISA, the Plan provides that the net assets of the Plan be distributed to Participants in proportion to their respective interests in such net assets.

Note G - Subsequent Events

Effective January 1, 1996, the Plan was merged with and into The Savings and Investment Plan for Employees of PVI Transmission Inc. ("PVIP") (a defined contribution plan sponsored by PVI Transmission Inc. ("PVI"), a subsidiary of
NAI). The resulting merged plan was renamed The Savings and Investment Plan for Employees of PVI Transmission Inc. and Paramount (PDI) Distribution Inc. The following paragraphs describe the significant effects of the merger.

Putnam Fiduciary Trust Company is the trustee and custodian of Plan Assets. PVIP Participants have the option of investing their contributions or existing account balances among the following funds: (1) Putnam Voyager; (2) Putnam Investors Fund; (3) George Putnam Fund of Boston; (4) Capital Research EuroPacific Growth Fund; (5) Putnam Fund for Growth and Income (6) Putnam Income Fund; (7) Certus Interest Income Fund; and (8) Viacom Common Stock Fund. Each of the funds, except for the Certus Interest Income Fund and the Capital Research EuroPacific Growth Fund and the Viacom Common Stock Fund, are registered investment companies managed by Putnam Management Company, Inc. and, therefore are party-in-interest. The Certus Interest Income Fund, which is managed by Certus Financial Corporation ("Certus"), primarily invests in guaranteed investment contracts and bank investment contracts, some of which are created by way of the concurrent purchase of a bank guarantee contract and a United States government security. Investment elections are required to be in multiplies of 5% and can be changed at any time. PVIP is intended to meet the requirements of ERISA Section 404(c). Thus to the extent Participants exercise control over the investment of contributions neither the Plan nor any Plan fiduciary will be responsible for any losses which may occur.

PVIP provides for PDI's matching contributions amounts equal to 50% of the first 6% of annual compensation that is contributed on a before-tax basis if base pay is $65,000 or less as of a specified date (5% of annual compensation if base pay is greater than $65,000). Participants may contribute up to 15% of annual compensation on a before-tax, after-tax or combination basis, subject to compliance with Internal Revenue Code limitations. The vesting schedule will be 20% per year of service, becoming fully vested after five years.